EXHIBIT 99.8
Notice to ASX/LSE

20 July 2022

Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)

As part of its dual listed company structure, Rio Tinto notifies dealings in Rio Tinto plc and Rio Tinto Limited securities by PDMR/KMP to both the Australian Securities Exchange (ASX) and the London Stock Exchange (LSE).

Global Employee Share Plan (myShare)

Under myShare employees are able to purchase, on a quarterly basis, Rio Tinto plc ordinary shares of 10p each or Rio Tinto Limited ordinary shares (‘shares’). Shares are purchased out of monthly deductions from salary and participants are allocated an equivalent number of shares free of charge (‘matching shares’), conditional upon satisfying the terms of myShare. The matching shares are subject to a three-year holding period, and vest after this period.

Upon vesting, on 18 July 2022, the following PDMR/KMP received matching shares under myShare, of which sufficient were sold on 18 July 2022 to pay applicable withholding tax and other deductions.

Security	Name of PDMR/KMP	No: of Matching Shares Granted	No: of Shares Vested*	No: of Shares Sold	Price per Share Sold	No: of Shares Retained
Rio Tinto plc shares	Baatar, Bold	15.4097	20.3181	8.7877	47.316415 GBP	11.5304
Rio Tinto plc shares	Barrios, Alfredo	15.4469	20.3671	5.2291	47.316415 GBP	15.1380
Rio Tinto plc shares	Cunningham, Peter	7.7048	10.1586	4.3935	47.316415 GBP	5.7651
Rio Tinto Limited shares	Kaufman, Sinead	13.5438	17.5271	0.0000	N/A	17.5271
Rio Tinto plc shares	Stausholm, Jakob	7.7048	10.1586	1.2445	47.316415 GBP	8.9141
Rio Tinto plc shares	Trott, Simon	20.016	26.3917	5.8061	47.316415 GBP	20.5856
Rio Tinto Limited shares	Vella, Ivan	11.6256	15.0447	7.3255	94.27 AUD	7.7192

*The number of shares vested includes additional shares calculated to reflect dividends declared during the vesting period on the original shares granted, in accordance with the plan rules.

FCA notifications in accordance with the EU Market Abuse Regulation have been issued to the London Stock Exchange contemporaneously with this release.

LEI: 213800YOEO5OQ72G2R82
Classification: 3.1. Information disclosed under article 19 of the Market Abuse Regulation.

Contacts	Please direct all enquiries to media.enquiries@riotinto.com

Media Relations, UK
Illtud Harri
M +44 7920 503 600

Matthew Klar
M+ 44 7796 630 637

David Outhwaite
M +44 7787 597 493

Media Relations, Americas
Simon Letendre
M +514 796 4973

Malika Cherry
M +1 418 592 7293
Investor Relations, UK
Menno Sanderse
M: +44 7825 195 178

David Ovington
M +44 7920 010 978

Clare Peever
M +44 7788 967 877
Media Relations, Australia Jonathan Rose M +61 447 028 913 Matt Chambers M +61 433 525 739 Jesse Riseborough M +61 436 653 412 Investor Relations, Australia Amar Jambaa M +61 472 865 948
Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Steve Allen, Rio Tinto’s Group Company Secretary.

riotinto.com

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